(d)(4)(i)

May 1, 2015

Voya Intermediate Bond Portfolio

7337 E. Doubletree Ranch Road

Suite 100

Scottsdale, AZ 85258

Ladies and Gentlemen:

By this letter dated May 1, 2015, we have agreed to waive a portion of the management fee payable to us under the Investment Management Agreement, dated November 18, 2014, as amended and restated on May 1, 2015, between Voya Investments, LLC and Voya Intermediate Bond Portfolio (the “Agreement”), with respect to Voya Intermediate Bond Portfolio (the “Portfolio”), a series of Voya Intermediate Bond Portfolio. By this letter, we agree to waive that fee for the period from May 1, 2015 through January 1, 2017.

We will waive 0.045% on the first $5 billion of assets and 0.070% on assets in excess of $5 billion of the management fee payable to us for the Portfolio, as reflected in the schedule set forth below.

Series	Management Fee Waiver (as a percentage of average daily net assets)
Voya Intermediate Bond Portfolio	0.045% on first $5 billion; 0.070% on assets in excess of $5 billion

Voya Investments, LLC acknowledges that any fees waived during the term of this Agreement shall not be eligible for recoupment at any time in the future.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of Voya Intermediate Bond Portfolio.

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May 1, 2015

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Very sincerely,

By:	/s/ Todd Modic
Todd Modic
Senior Vice President
Voya Investments, LLC

Agreed and Accepted:

Voya Intermediate Bond Portfolio

(on behalf of the Portfolio)

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President